SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                                       and
                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. 1)

                            GUARDSMAN PRODUCTS, INC.
                            (Name of Subject Company)

                           LP ACQUISITION CORPORATION
                             LILLY INDUSTRIES, INC.
                                    (Bidders)

                          Common Stock, $1.00 Par Value
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   401489 10 9
                      (CUSIP Number of Class of Securities)

       Douglas W. Huemme                               Copy to:
  Chairman, President and CEO                 Catherine L. Bridge, Esq.
   LP Acquisition Corporation                     Barnes & Thornburg
     Lilly Industries, Inc.               11 S. Meridian Street, Suite 1313
       733 S. West Street                    Indianapolis, Indiana 46204
  Indianapolis, Indiana 46225                       (317) 638-1313
         (317) 687-6701

                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation(1):  $235,442,559       Amount of Filing Fee(2):  $47,089
--------------------------------------------------------------------------------
1 For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all outstanding shares of common stock, $1.00 par value per share (the "Shares"), of Guardsman Products, Inc. (the "Subject Company"), and the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 8, 1986, as amended, between the Subject Company and Chemical Bank, as Rights Agent, and (ii) all Shares (and associated Rights) of Guardsman Products, Inc. issuable pursuant to Stock Options vested as of March 4, 1996, in each case at $23.00 net per Share (and associated Right) in cash. Unless the context otherwise requires, all references to Shares shall include the Rights.

2 The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by LP Acquisition Corporation for such Shares.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $47,089       Filing Party: LP Acquisition Corporation
                                                      Lilly Industries, Inc.
Form or Registration No.: Schedule 14D-1  Date Filed:      March 8, 1996
                        (Continued on following page(s))
                                  Page 1 of 10

                                Schedule 14D-1/A

================================================================================
CUSIP No. 401489 10 9                14D-1/A                  Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  LP Acquisition Corporation
                  35-1976967
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      |_|
                                                                   (b)      |X|
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCES OF FUNDS
                  AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(f)                                              |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,952,025*
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                             |_|
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  51.3% of the Shares outstanding as of February 28, 1996.*
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  CO
================================================================================

* On March 4, 1996, Lilly Industries, Inc. ("Parent"), an Indiana corporation and the sole shareholder of LP Acquisition Corporation ("Purchaser"), entered into Letter Agreements (collectively, the "Stockholder Agreements") with each of Irwin W. Uran, James L. Sadler and John H. Sadler
     (collectively, the "Principal Stockholders") pursuant to which the Principal Stockholders have each agreed to validly tender in the Offer, and not withdraw, all Shares beneficially owned by him and to vote his Shares in favor of the Merger and against any action or arrangement which would interfere with the successful consummation of the Merger and each has executed and delivered to the Parent an irrevocable proxy to this effect. As of March 4, 1996, the Principal Stockholders owned 4,952,020 Shares in the aggregate, assuming the exercise of options to acquire 7,880 Shares held by James L. Sadler. The Stockholder Agreements and Merger are described more fully in the Introduction and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase, dated March 11, 1996 (the "Offer to Purchase"), attached as Exhibit (a)(1) to the Schedule 14D-1, and the Stockholder Agreements are attached as Exhibits (c)(3), (c)(4) and (c)(5) to the Schedule 14D-1. In addition, Parent has owned 5 Shares since prior to 1995.

                                Schedule 14D-1/A

================================================================================
CUSIP No. 401489 10 9                 14D-1/A                 Page 3 of 10 Pages
================================================================================
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Lilly Industries, Inc.
                  35-0471010
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      |_|
                                                                   (b)      |X|
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCES OF FUNDS
                  BK
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(f)                                              |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Indiana
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,952,025*
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                             |_|
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  51.3% of the Shares outstanding as of February 28, 1996.*
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  CO, HC
================================================================================
* On March 4, 1996, Lilly Industries, Inc. ("Parent"), an Indiana corporation and the sole shareholder of LP Acquisition Corporation ("Purchaser"), entered into Letter Agreements (collectively, the "Stockholder Agreements") with each of Irwin W. Uran, James L. Sadler and John H. Sadler
     (collectively, the "Principal Stockholders") pursuant to which the Principal Stockholders have each agreed to validly tender in the Offer, and not withdraw, all Shares beneficially owned by him and to vote his Shares in favor of the Merger and against any action or arrangement which would interfere with the successful consummation of the Merger and each has executed and delivered to the Parent an irrevocable proxy to this effect. As of March 4, 1996, the Principal Stockholders owned 4,952,020 Shares in the aggregate, assuming the exercise of options to acquire 7,880 Shares held by James L. Sadler. The Stockholder Agreements and Merger are described more fully in the Introduction and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase, dated March 11, 1996 (the "Offer to Purchase"), attached as Exhibit (a)(1) to the Schedule 14D-1, and the Stockholder Agreements are attached as Exhibits (c)(3), (c)(4) and (c)(5) to the Schedule 14D-1. In addition, Parent has owned 5 Shares since prior to 1995.

     This  Amendment No. 1 to the Tender Offer  Statement on Schedule  14D-1 and
Amendment No. 1 to Schedule 13-D (together with the Schedule 14D-1, the "Schedule 14D- 1") amends and supplements the Schedule 14D-1 of LP Acquisition Corporation, an Indiana corporation ("Purchaser"), and Lilly Industries, Inc., an Indiana corporation and the sole shareholder of Purchaser ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding Shares of Guardsman Products, Inc. (the "Subject Company"). The Offer is being made pursuant to the Merger Agreement, dated March 4, 1996, by and among Parent, Purchaser and Subject Company (the "Merger Agreement"), attached as Exhibit (c)(2) to the Schedule 14D-1. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission (the "Commission") on March 8, 1996, and the Schedule 13D was initially filed with the Commission on March 18, 1996.

     In connection with the foregoing, the Parent and Purchaser are hereby amending and supplementing the Schedule 14D-1 by submitting revised cover pages and as follows:


ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

     (a)(9) Letter to Security Plan Builder Participants from Comerica Bank

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     March 20, 1996


                                     LP ACQUISITION CORPORATION

                                     By:      /s/ Douglas W. Huemme
                                     ------------------------------------------
                                     Name:    Douglas W. Huemme
                                     Title:   Chairman, President & CEO



                                     LILLY INDUSTRIES, INC.

                                     By:      /s/ Douglas W. Huemme
                                     ------------------------------------------
                                     Name:    Douglas W. Huemme
                                     Title:   Chairman, President & CEO

                               14D-1/ EXHIBIT INDEX


EXHIBIT         DESCRIPTION

99.a.9          Letter to Security Plan Builder Participants from Comerica Bank